UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 March, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Holding(s) in Company
Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.  Reason for the notification
(please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[     ] An event changing the breakdown of voting rights

[     ]
Other (please specify)

3.  Full name of person(s) subject to notification obligation:
BlackRock, Inc.

4. Full name of shareholder(s)
(if different from 3) :

5.  Date of transaction (and date on which the threshold is crossed or reached):
17th March 2010

6.  Date on which issuer notified:
19th March 2010

7.  Threshold(s) that is/are crossed or reached:
4%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares ( if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	24,701,820	24,701,820

	Resulting situation after the triggering transaction
Class/type of shares ( if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	27,957,585		27,957,585		4.00%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
CFD			134,401	0.02

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
28,091,986	28,091,986	4.02%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are   effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 28,091,986 (4.02%)

10. In case of proxy voting:
N/A

11. Additional information:
      Done at 33 King William Street, London EC4R 9A5 on 19th March 2010

12. Contact name:
Neil Colgan
Company Secretary

13. Contact telephone number:
+353 1 634 4340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   19 March, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director